Exhibit 99.1

Robo.ai announces proposed acquisition of QC Capital, an AI-Driven technology holding and venture-building platform

ABU DHABI, UAE, June 18, 2026 — Robo.ai Inc. (NASDAQ: AIIO) (the “Company”), a Nasdaq-listed UAE-based company, announced today that it has entered into an agreement to acquire 100% of the equity interests of QC Capital Limited (“Quantum Core” or “QC Capital”). Under the agreement, the total consideration for the proposed transaction is US$60 million, payable in newly issued Class B ordinary shares of Robo.ai. The consideration shares will be subject to a vesting and release schedule of up to eight years. The transaction is expected to close within 30 business days following, subject to customary closing conditions and other applicable requirements.

The proposed acquisition represents a strategic step in Robo.ai’s development of a global artificial intelligence robotics network platform. QC Capital is positioned as an AI-driven technology holding and venture-building platform with capabilities across technology development, venture building and industrial investment. Through the proposed integration of QC Capital, and drawing upon Robo.ai’s successful experience in acquiring AI visual data processing and compression technology company Neurovia AI Limited, Robo.ai expects to strengthen its capabilities in technology company sourcing, capital allocation, venture incubation, cross-border mergers and acquisitions, post-investment operations and global commercialization.

Under the acquisition agreement, the transaction consideration is structured to align with long-term performance targets. The consideration shares will be released in stages and linked to the achievement of multi-year revenue targets. This structure is intended to align the release of transaction consideration with QC Capital’s future business performance and the long-term interests of Robo.ai shareholders.

QC Capital’s operating model is based on AI technology and operational enablement capabilities, with a focus on AI agents, vertical AI applications and industrial technology enablement for sectors including industry, transportation, embodied robotics and intelligent manufacturing. In the course of its operations, QC Capital expects to accumulate AI data, operating data from portfolio companies, post-investment operating data and market feedback data. These data resources are expected to be incorporated into its AI Investment Engine and QC Alpha™ system to support industry analysis, project screening, due diligence, risk management, post-investment management, M&A screening and portfolio optimization. This model is designed to create a long-term loop from technology capability to data assets, and from AI-assisted decision-making to revenue growth and ecosystem expansion.

QC Capital’s business system includes four core areas: venture building, strategic investment, M&A platform development and AI investment technology. Its key areas of focus include AI infrastructure, smart cities, robotics and AI agents, autonomous driving and intelligent logistics, AI fintech, enterprise AI platforms and the next-generation digital economy. These areas are complementary to Robo.ai’s artificial intelligence robotics network, intelligent device ecosystem and digital infrastructure strategy.

Performance Targets

Pursuant to the performance-based release mechanism stipulated in the acquisition agreement, the shares issued to QC Capital will be released over the next eight years subject to the achievement of specified revenue targets. These include, but are not limited to, a cumulative revenue milestone of approx. US$2.4 billion across 2026 and 2027, which will serve as part of the key benchmark for the phased release of the consideration shares.

Robo.ai expects that, subject to the successful closing of the transaction, successful business integration and the recognition of related revenue in accordance with applicable accounting standards, QC Capital may become an incremental platform for the Company’s medium- to long-term revenue growth, industrial synergies and global AI ecosystem commercialization. These revenue targets are forward-looking in nature and do not constitute a guarantee of future performance.

Benjamin Zhai, Chief Executive Officer of Robo.ai, said, “Robo.ai is building a global artificial intelligence robotics network platform for the next generation of the intelligent economy. QC Capital is expected to bring capabilities in AI investment decision-making, data asset accumulation, venture building, M&A integration and global resource networks. Following the completion of the transaction, QC Capital is expected to serve as Robo.ai’s platform for strategic holdings, venture building, investment development and data asset growth, supporting the Company’s continued expansion across artificial intelligence, robotics, digital infrastructure, smart cities, intelligent mobility, low-altitude economy and the next-generation digital economy.”

About QC Capital Limited

QC Capital Limited is an AI-driven technology holding and venture-building platform focused on artificial intelligence, robotics, digital infrastructure, smart cities, autonomous driving and the next-generation digital economy. Through AI technology, operational enablement capabilities, industrial operating experience, data asset accumulation and global resource networks, QC Capital seeks to identify, incubate, invest in and operate technology companies with long-term value, while supporting the development of synergies among AI technology, capital capabilities, industrial resources and data assets.

About Robo.ai Inc.

Robo.ai Inc. (NASDAQ: AIIO) is a technology company focused on building a global artificial intelligence robotics network platform. The Company focuses on artificial intelligence, robotics, intelligent devices, digital infrastructure and related technology ecosystems, with the objective of connecting technology, data, devices and industrial scenarios through an AI-driven network platform.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the Company’s limited operating history; the Company’s ability to generate positive cash flow and profits; the Company’s ability to compete successfully; and the Company’s ability to build its brand and withstand negative publicity. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Robo.ai Inc.

Email: pr@roboai.io

Website: www.roboai.io

Media Contact

Robo.ai Inc. Corporate Communications

Email: pr@roboai.io

Website: www.roboai.io

QC Capital Limited Corporate Communications

Email: info@qccapital.io

Website: www.qccapital.io